SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/17/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
2,073,331

8. SHARED VOTING POWER
1,870,500

9. SOLE DISPOSITIVE POWER
2,073,331
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,870,500


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,943,831 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.65%

14. TYPE OF REPORTING PERSON

IA

____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
2,073,331

8. SHARED VOTING POWER
1,870,500

9. SOLE DISPOSITIVE POWER
2,073,331
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,870,500


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,943,831 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.65%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
2,073,331

8. SHARED VOTING POWER
1,870,500

9. SOLE DISPOSITIVE POWER
2,073,331
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,870,500


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,943,831 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.65%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
2,073,331

8. SHARED VOTING POWER
1,870,500

9. SOLE DISPOSITIVE POWER
2,073,331
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,870,500


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,943,831 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.65%

14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #6 to the schedule 13D filed May 15, 2015. Except as specifically set forth herein, the Schedule 13D remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
See exhibit A  - Letter to the company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10-Q filed on November 16, 2015, there were 51,559,671 shares of common stock outstanding as of November 11, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of February 16, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 3,943,831 shares of HIL (representing 7.65% of HIL's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of ,and dispose of, these shares. These 3,943,831 shares of HIL include 2,073,331 shares (representing 4.02% of HIL's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds"). All other shares included in the aforementioned 3,943,831 shares of HIL beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,870,500 shares (representing 3.63% of HIL's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 2,073,331 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,870,500 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of HIL's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 1/26/16 the following shares of HIL were purchased:

Date:		        Shares:		Price:
1/26/16			953		2.93
2/3/16			2,000		2.75
2/5/16			3,000		3.00

d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/17/16

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Full Value Partners L.P., 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663 201-881-7100 // pgoldstein@bulldoginvestors.com

February 17, 2016

Irvin E. Richter, Chairman
Bryan W. Clymer, Lead Independent Director
Hill International, Inc.
One Commerce Square
2005 Market Street, 17th Floor
Philadelphia, Pa 19103

Dear Messrs. Richter and Clymer:

   We received your letter dated February 4, 2016 (1) rejecting our proposal that the board establish a committee of independent directors (and engage independent counsel) to assess all strategic alternatives to maximize shareholder value for Hill, and (2) declining to expressly respond to our request to tell us (a) the actual beginning and ending dates of the window in which we must provide advance notice of nominations and proposals for the 2016 annual meeting and (2) what information we need to supply, and instead referring us to Hill's recently amended and restated bylaws (which are rather complicated).

   As to the first matter, you say that the Board rejected our proposal to form a committee to explore alternatives to maximize shareholder value because it thinks it is not in the best interest of Hill or its stockholders. We note that on June 9, 2015 (when Hill's shares closed at $5.31), CEO David Richter boldly announced: "We are confident that Hill's current strategic plan combined with our strong growth outlook and aggressive cost optimization program will deliver both near- and long-term value to our stockholders." With Hill's stock currently trading below $3 per share,it is indisputable that his "strategic plan" has been a dismal failure. Therefore, we find it difficult to understand the Board's thinking in the face of a credible offer to acquire the Company for $4.75 per share, which is more than 60% higher than its current market price. At a minimum, the independent directors should reach out to some of Hill's largest public shareholders to ask them what they think should be done to increase shareholder value.

   With respect to the second matter, why are you being evasive? In the Form 8-K that Hill filed on January 27, 2016, Item 5.03 stated that the Amended Bylaws "require that a stockholder desiring to put forward a nomination to be acted upon at the annual meeting must do so no later than the close of business on the 60th day, and no earlier than the close of business on the 90th day, prior to the first anniversary of the previous year's annual meeting...." However,
Section 3.3 of the Bylaws (as Amended and Restated to January 21, 2016) states that "[a] stockholder's notice [of nominations] must be delivered...not less than ninety (90) days nor more than one-hundred-twenty (120) days in advance of the Anniversary Date. (That inconsistency was apparently corrected in an amendment to Form 8-K filed on February 8, 2016.) However, Hill's proxy statement for the 2015 annual meeting issued on April 30, 2015 stated: "[Y]ou must give notice to our Corporate Secretary no earlier than March 12, 2016 and no later than April 11, 2016." Should we assume that that statement been superseded?

   Once again, to avoid any misunderstanding (and litigation), we request that you simply tell us (1) the earliest and latest date that advance notice for nominations and proposals is due for the 2016 annual meeting (assuming it will not be held earlier than 30 days or later than 70 days from the anniversary date of last year's meeting, i.e., June 9, 2016), and (2) the information that a shareholder must provide with the notice. If you refuse to answer, we shall assume that the advance notice window is from February 10, 2016 through March 11, 2016 (barring an announcement that the meeting will be held before May 10, 2016 or after August 18, 2016).

   Moreover, while some of the bylaw changes are unobjectionable, we think others unnecessarily impede the franchise rights of shareholders, e.g., the requirement that a proposing stockholder must be a stockholder of record rather than a street name holder. Consequently, please be advised that we intend to submit the following proposal at the next meeting of shareholders:

   Section 8.8 of the Bylaws is hereby amended by inserting the following sentence immediately after the first sentence: "Effective at the stockholder meeting at which this provision is adopted, no provision of the Bylaws that has the effect of limiting or impeding the franchise rights of stockholders shall be enforceable if it has not been approved by stockholders."

Very truly yours,

/s/ Phillip Goldstein

Phillip Goldstein
Member